September 5, 2008


Filed via EDGAR and
Delivered via Facsimile (202) 772-9205

Mr. Kyle Moffatt                             Ms. Kathryn Jacobson
Accountant Branch Chief                      Senior Staff Accountant
Securities and Exchange Commission           Securities and Exchange Commission
Division of Corporation Finance              Division of Corporation Finance
100 F Street, N.E.                           100 F Street, N.E.
Washington, D.C. 20549                       Washington, D.C. 20549

         Re:      First Montauk Financial Corp.
                  Form 10-K for the Year Ended December 31, 2007, as amended File No. 1-33656

Dear Mr. Moffatt and Ms. Jacobson:

         This letter sets forth the response of First Montauk Financial Corp. ("First Montauk" or the "Company") to the Staff's comments as set forth in your letter dated August 21, 2008 concerning the above-referenced filing. In presenting this response, we have followed the enumerated comments as set forth in your letter. Please note that in the event you have any questions regarding this submission, please contact the undersigned, Mindy Horowitz, First Montauk Financial Corp., Parkway 109 Office Center, 328 Newman Springs Road, Red Bank, New Jersey 07701, telephone (732) 842-4700.

         The Company's responses are as follows:

Comment 1.        Item 9A. Controls and Procedures
                  Evaluation of Disclosure Controls and Procedures, page 4

We note that in your amended Form 10-K your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 17, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Response

We wish to advise the Staff that the Company's management, including its principal executive and principal financial officers, did in fact perform an assessment of the Company's disclosure controls and procedures and internal control over financial reporting as of December 31, 2007 (the "Assessment"). The Company retained the accounting and consulting firm of Withum Smith + Brown Global Assurance, LLC ("WSB") to assist management in its performance of the Assessment during the fourth calendar quarter of 2007. Management of the Company, with the assistance of WSB and with the participation of the Company's principal executive and principal financial officers, reviewed and evaluated the Company's disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR") and reached the conclusions that the DC&P and ICFR were effective as of December 31, 2007.

The Company inadvertently did not disclose in the Annual Report on Form 10-K for the year ended December 31, 2007, as amended ("2007 Form 10-K"), that the Company's management, with the assistance of WSB and with the participation of the Company's principal executive officer and principal financial officer, performed the Assessment to enable management of the Company to conclude that the Company's DC&P and ICFR were effective as of the end of the year ended December 31, 2007. As will become clear by the detail set forth below, the Company took all of the necessary and appropriate steps to enable management to reach such conclusions.

To assist management of the Company, WSB identified seven major processes within the Company which WSB believed were key to assessing the DC&P and ICFR for the fiscal year ended December 31, 2007 under the Sarbanes-Oxley Act of 2002. Management, with the assistance of WSB, and with the participation of the Company's principal executive and principal financial officers, evaluated each item within each process category as follows.

1.  2007 Entity Level Controls Assessment.
         A. Overall Evaluation of Internal Control at the Entity Level - Control Environment
                        i. Key Executives - their integrity, ethical values and
                           approach to compliance.
                       ii. Management's control consciousness and operating
                           style.
                      iii. Management's commitment to competence.
                       iv. Board of Directors and/or audit committee
                           participation in government and oversight.
                        v. Organizational Structure and assignment of
                           authority and responsibility.
                       vi. Human resource policies and practices


         B.    Evaluation of Control Environment - Risk Assessment
                        i. Entity level objectives, including how they are
                           supported by strategic plans and complemented on as process/application level, have been established and communicated. A risk assessment process, including estimating the significance of risks, assessing the likelihood of their occurrence, and determining needed actions, has been established.
                       ii. Mechanisms in place to anticipate, identify and
                           react to changes that may have a dramatic and pervasive effect on the entity.
                      iii. Controls established by the Accounting Department.

         C.    Evaluation of Risk Assessment - Information and Communication
               Information:
                        i. Information systems provide management with
                           necessary reports on the entity's performance relative to established objectives, providing information to the right people in sufficient detail and on time to help them carry out their responsibilities effectively.
                       ii. Information systems are developed based on a
                           strategic plan and is designed to achieve entity-level and process/application level objectives.
                      iii. Management commits the appropriate human and
                           financial resources to develop the necessary information systems, and monitors development, revisions and testing of programs.
                       iv. Management has established a business
                           continuity/disaster recovery plan for all primary data centers.


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

                       Communication:
                        v. Management adequately communicates employees' duties
                           and has means of communication for people to report improprieties.
                       vi. There is adequate communication across the
                           organization for employees to discharge their responsibilities effectively and there is timely and appropriate follow-up action on communications received from customers, vendors, regulators or other external parties.


         D.    Evaluation of Information and Communications - Control Activities
                        i. There are policies and procedures with respect to
                           each of the entity's activities and controls laid down by policy are being applied.
                       ii. Management has clear objectives in terms of
                           budget, profit and other financial and operating goals and these objectives are clearly written and communicated throughout the entity and are actively monitored. Planning and reporting systems are in place to help management investigate variances and take appropriate and timely corrective actions.
                      iii. There is a logical segregation of duties - manually
                           or though IT applications to reduce the risk of fraud or inappropriate actions.
                       iv. Periodic comparisons are made of amounts recorded
                           in the accounting system with physical assets. Adequate safeguards are in place to prevent unauthorized access to or destruction of documents, records and assets.
                        v. Policies for controlling access to programs and
                           data files have been established. Access security software, operating system software, and/or application software is used to control access to data programs. An information security function is in place and responsible for monitoring compliance with information security policies and procedures.

         E.    Evaluation of Control Activities - Monitoring
                        i. Periodic evaluations of internal control are made
                           and personnel, in carrying out of their regular duties, obtain evidence as to whether the system of internal control continues to function.
                       ii. Management: (a) Implements internal control
                           recommendations made by internal and independent auditors; (b) corrects known deficiencies on as timely basis; and (c) responds appropriately to reports and recommendations from regulators.
                      iii. There is an internal audit function that
                           management uses to assist in their monitoring activities.

         F.    Evaluation of Monitoring

2. 2007 Sarbanes-Oxley Documentation: GAP Analysis - Process: Revenue and Accounts Receivable
        A.      Broker-Dealer Agreement with Direct Business
        B.      Agreements with NFS/Penson
        C.      Recording of Commissions Revenue
        D.      Accounts Receivable


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

3.  2007 Sarbanes-Oxley Documentation: GAP Analysis - Process: Commissions
    Payable
        A. Set up of Commission Payout Rates
        B. Monthly Processing and Payment of Commissions

4. 2007 Sarbanes-Oxley Documentation: GAP Analysis - Process: Accounts Payable and Cash Disbursements

        A. Invoice Processing
        B. Cash Disbursements
        C. Accrued Expenses
        D. Vendor Master File
        E. Approval of Purchases
        F. Cash Disbursements
        G. Cash Disbursements
        H. Employee Expense Reimbursements
        I. Reconciliations

5. 2007 Sarbanes-Oxley Documentation: GAP Analysis - Process: Human Resources Payroll

        A. Payroll Processing
        B. Payroll Taxes
        C. Payroll Taxes
        D. New Hire Process
        E. New Hire Process
        F. New Hire Process
        G. Payroll Processing
        H. Compensation and Bonus
        I. Separations/Terminations
        J. Separations/Termination

6. 2007 Sarbanes-Oxley Documentation: GAP Analysis - Process: Accounting Close and Financial Reporting
        A. Creation of New accounts
        B. Review of standard Monthly Journal Entries with the Check List
        C. Bank Reconciliation Statements
        D. Amortization of Prepaid Expenses
        E. Securities on Hand
        F. Depreciation
        G. Dividends on Convertible Preference Stockholders
        H. Statement of Outstanding Stock Options
        I. Keeping current on new US GAAP pronouncements
        J. Legal Administrative Assistant sends request to Stock Transfer Agent to issue common stock certificate
        K. Additional Procedures for Quarterly  Closing
        L. Preparation of Financial Statements
        M. SEC Filings

7.  2007 Sarbanes-Oxley Documentation: GAP Analysis - IT General Controls
        A. Shared Administrator Accounts
        B. Changes to ProStation application
        C. Granting or charging of access
        D. Removal of access of a terminated employee
        E. Data backup process storage offsite

We respectfully request that the Staff reverse its findings that the Company's 2007 Form 10-K is materially deficient and the Company is not timely in its Exchange Act reporting. As the foregoing analysis demonstrates, management of the Company, with assistance of WSB and with the participation of the Company's principal executive and principal financial officers, performed and completed on


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

a timely basis, all work necessary to properly evaluate, assess and conclude whether the Company's DC&P and ICFR were effective as of December 31, 2007. The Company's DC&P and ICFR were designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, to allow timely decisions regarding disclosure. The DC&P complied with all requirements under Rule 13a-15(e) and 15d-15(e) of the Exchange Act and the ICFR complied with all requirements under Rule 13a-15(f) and Ru1e 15(d)-15(f).

The failure to disclose in the original filing of the Company's 2007 Form 10-K that the Assessment and conclusion as to the effectiveness as of the end of the year ended December 31, 2007 was an inadvertent omission and it should not be inferred or concluded that the Company's DC&P and ICFR were not properly evaluated or effective as of the end of such year nor not done so on a timely basis.

In addition, the Company hereby confirms to the Staff that the Company's future filings will contain the statements required from the principal executive and principal financial officers to confirm that the DC&P and ICFR were effective as of the date of such future filings and will be filed on a timely basis.

Comment 2.        Exhibits 31.1 and 31.2

We note your response to prior comment 2 and your revisions to the certifications. Please revise the introductory language of paragraph 4 in your certifications to include the appropriate reference to internal control over financial reporting. Refer to Item 601(b)(31) of Regulation S-K. In this regard, you should specifically add the language "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)" immediately following your reference to "disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)."

Response

In accordance with Comment 2 of the Staff's August 21, 2008 letter, the Company has revised the Principal Executive Officer and Principal Financial Officer certifications filed as Exhibits 31.1 and 31.2 to the Amended 2007 Form 10-K pursuant to the requirements of Item 601(b)(31) of Regulation S-K to include the appropriate reference to internal controls over financial reporting. The revised Certifications are being filed simultaneously with this response as part of the Company's Amendment No. 3 to the 2007 Form 10-K.

Comment 3.        Exhibits 31.1 and 31.2

Similarly, revise your certifications in the Forms 10-Q for the quarterly periods ended June 30, 2008 and March 31, 2008 to comply with our prior comment 2 in the comment letter dated July 17, 2008 and our comment 2 above.

Response

In accordance with Comment 3 of the Staff's August 21, 2008 letter, the Company has revised the Principal Executive Officer and Principal Financial Officer certifications filed as Exhibits 31.1 and 31.2 to the Company's Form 10-Q for the quarterly periods ended June 30, 2008 and March 31, 2008 to comply with Comment 2 in the comment letter dated July 17, 2008 and Comment 2 above. The revised Certifications are being filed simultaneously with this response.


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

The Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

         o Staff comments or changes to disclosure in response to Staff comments in the Company's filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The Company understands that the Division of Enforcement has access to all information that the Company provides to the Staff of the Division of Corporation Finance in the Staff's review of the Company's filings or in response to the Staff's comment on the Company's filings.


                                       ***




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



         We hope that the foregoing has been responsive to the Staff's comment in the August 21, 2008 letter. If you should you have any questions, require any further information, or have further comments, please call the undersigned at 732-842-4700.

                                          Very truly yours,

                                          /s/ Mindy A. Horowitz

                                          Mindy A. Horowitz
                                          Acting Chief Financial Officer




















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